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                               March 15, 2023

       Jai Li
       Chief Executive Officer
       U Power Limited
       2F, Zuoan 88 A, Lujiazui
       Shanghai, People   s Republic of China

                                                        Re: U Power Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            March 13, 2023
                                                            File No. 333-268949

       Dear Jai Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1

       Cover Page

   1. Please revise the cover page of the resale prospectus to disclose the price of the initial public offering. Refer
to Instruction 2 to Item 501(b)(3) of Regulation S-K.
   2. Revise the cover page of the resale prospectus to include the information from the cover page of the public
offering prospectus, including the disclosure related to your organizational
structure, risks related to operations in China or Hong Kong, how you will refer to the holding
company and subsidiaries and how cash is transferred in your organization.
 Jai Li
FirstName  LastNameJai Li
U Power Limited
Comapany
March      NameU Power Limited
       15, 2023
March2 15, 2023 Page 2
Page
FirstName LastName
Exhibits Index, page II-3

3. Please have counsel file a revised legal opinion that includes the ordinary shares that are being registered on behalf of the selling shareholder.
       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing